787 Seventh Avenue

New York, N.Y. 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

July 31, 2014

VIA EDGAR

Sally Samuel

Senior Counsel Disclosure Review Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	AllianceBernstein Multi-Manager Alternative Fund (the “Fund”)
Securities Act File No. 333-197049 and
Investment Company Act File No. 811-22671)

Dear Ms. Samuel:

This letter responds to your comments provided in telephone conversations with the undersigned on July 30 and July 31, 2014 regarding the Fund’s registration statement filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Performance of Similarly Managed Accounts

Comment. Please revise the disclosure in this section to include the changes discussed. Additionally, please confirm to the Staff, supplementally, that the portfolio managers primarily responsible for the day to day management of the Fund’s portfolio were also primarily responsible for the management and performance of the Proprietary Accounts (as defined in the registration statement) and that they have the same discretion to manage the assets of the Fund.

Response. Please see the attached revisions to the disclosure reflecting your comments. As we discussed, these changes will be reflected in the Fund’s definitive prospectus.

Additionally, the Fund hereby confirms that the Fund’s portfolio managers were also primarily responsible for the performance of the Proprietary Accounts and have the same discretion to manage the assets of the Fund.

Annual Report to Stockholders – Notes to the Financial Statements

Comment. Note A.I discusses the valuation policies of the fund and includes a chart depicting the fair value hierarchy of the fund’s portfolio holdings as of the end of the fiscal year. We note that approximately 71 % of the holdings of the fund were classified as level 3 securities. Please explain supplementally why a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs has not been included.

Response. As we discussed, the Fund has discussed this comment with its accounting staff and its independent auditors and is assessing the inclusion of disclosure in the Fund’s shareholder report in response to this comment. This response will be provided supplementally.

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The Fund has authorized us to represent on its behalf that, with respect to filings made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Eric C. Freed, AllianceBernstein L.P.